CRAFT EDIBLES

SunDrift™

FULL SPECTRUM


SunDrift
HARD CANDIES
SunDrift
HARD CANDIES

SunDrift is a minority, woman-owned business building a full-spectrum, craft cannabis edibles brand. We are operational and producing revenue in our launch state market of Massachusetts.


FULL-SPECTRUM HARD CANDIES
Happily-made sweets crafted in the Berkshires
SunDrift

Our Mission

To build a truly differentiated, category-leading craft cannabis brand that's easily consumable while advancing sustainable practices, enabling wellness, and furthering social justice.



SunDrift
CRAFT EDIBLES
FULL SPECTRUM
CLASSIC BUTTERSCOTCH
20 SERVINGS
HARD CANDIES
CANNABIS-INFUSED
~5mg THC

Our Story

In 2015, **David Hollands** (photo, right) started developing a hard candy edibles recipe which his brother Mark, a cannabis connoisseur, originated. Dave then spent years perfecting the recipe and studying the evolving cannabis industry.



With a unique homemade formula truly differentiated from other candies in both taste and experience, Dave knew he was onto something special.

He partnered with **Janine Yu** and **Jon Pollock** to launch Sun Drops LLC (dba SunDrift) and the journey to advancing one of the most tasty and effective brands of craft edibles was underway!



COME Drift WITH US.
SunDrift
DO NOT ENTER
LIMITED ACCESS AREA
ACCESS LIMITED TO
AUTHORIZED PERSONNEL ONLY

THE OPPORTUNITY MARKET

The Market Opportunity

Launching in an Exceptionally Robust State Market: *Massachusetts*

- A hub of the most affluent and sophisticated cannabis consumers
- A U.S. ‘smart’ economy leader; highly informed, discretionary retail customers *by nature*
- Over-21 population of **4.5M** (*greater than all of Oregon*)
- Adult Use market exceeded **$2B** gross sales years 1-3, achieving **$1.33B in 2021**; that’s **up over 90%** (nearly $700M) from 2020 sales
- 2022 closed out with projected increase on target - total sales nearly **$1.5B**.

U.S. cannabis sales went up 21% in 2022, from 2021 results. The projected rate could double to $100B by 2030.

Massachusetts: *Readymade for Craft Brand Customer Preference*

- Resolving supply gap crisis now resulting in flood of mediocre flower
- Mass market volume approach waking up informed customers, sparking quest for ‘better’
- Adult Use dispensary location saturation
- Retailers stressed to find differentiators to combat too much choice
- Retailers and consumers battling ‘same as’ syndrome
- Unique brands coming into the market need experienced retailers as partners in building out distinguishable channels
- Price cutting has retailers in costly loop of finding new customers



Total Sales
1800M
1600M
1400M
1200M
1000M
800M
600M
400M
200M
0M
-200M
-400M
Buds $1,540,054,246
Vape Product $618,820,129
Infused (edible) $518,363,898
Raw Pre-Rolls $436,744,509
Concentrate (Eac.. $302,314,216
Shake/Trim (by strain) $28,858,986
Infused (non-edible) $27,436,872
Infused Pre-Rolls $22,471,187
Infused Beverage $22,155,302
Concentrate $19,465,833
Kief $3,979,403
Shake/Trim $2,766,266
Concentrate (Bul.. $264,239
Immature Plants $101,481
Suppository $11,732
Seeds $1,787
Infused Beverages (Bulk) $452
Waste ($25)
Filter by Dates
1/1/2019
9/25/2022
Legend
Buds
Concentrate
Concentrate (Bulk)
Concentrate (Each)
Immature Plants
Infused (edible)
Infused (non-edible)
Infused Beverage
Infused Beverages (Bulk)
Infused Pre-Rolls
Kief
Raw Pre-Rolls
Seeds
Shake/Trim
Shake/Trim (by strain)
Suppository
Vape Product
Waste
Data Last Updated 9/30/2022

Adult Consumer Sales through 9-30-22. MA-CCC *(click image to go live)*

Non-Flower Consumption; Branded Experience Products

Where the Most Desirable, Premium Cannabis Customers are Heading

"…overall edibles sales grew by **more than 20%**, from $**1.15B** in 2020 to $**1.38B** in 2021."
- Marijuana Business Daily

You Know What Else Has Sold Well During the Pandemic? Weed Edibles
Pandemic anxiety and mounting concerns about vaping have helped shift sales of cannabis products.
- New York Times



Use of Flower vs. Non-flower Forms
2018
38%
48%
14%
Current
24%
57%
19%
Only consume flower
Consume both flower & non-flower forms
Do not consume flower

In the most mature cannabis state markets, rich with premium-oriented preferred consumers, the competitive terrain within the edibles and beverages segments is less crowded.

Cannabis Industry Statistics 2022



Top Selling Cannabis Products
Flower 61%
Concentrates 22%
Edibles 9%
Accessories 2%
Non-edibles 2%
Tinctures 0.9%
Infused 0.6%
Topicals 0.5%
Clones 0.5%
Capsules 0.3%
Seeds 0.3%
flowhub



Brand Market Share by State and Category
Branding can give certain products a boost over the competition, leading to greater market share.
A look at leading marijuana brands in select categories and states highlights this effect.
Brand market share
Market share of the top brands in Q1 of 2021.
California
Colorado
Washington state
Top brand: % of sales
Edibles
Kiva: 26.2%
Top 2 brands account for 49.2% of sales
Wana: 28.5%
Top 3 brands account for 49.7% of sales
Magic Kitchen: 13.4%
Top 6 brands account for 52.6% of sales
Beverages
CANN Social Tonics: 23.4%
Top 3 brands account for 49.2% of sales
Stillwater: 39.4%
Top 2 brands account for 66.3% of sales
Major: 50.9%
Top 2 brands account for 77.2% of sales
Vape pens
STIIIZY: 20.2%
Top 5 brands account for 50.6% of sales
Craft/Craft 710: 8.7%
Top 8 brands account for 50.4% of sales
Northwest Cannabis Solutions: 10.7%
Top 8 brands account for 51.5% of sales
Flower
Pacific Stone: 4.7%
Top 28 brands account for 50.7% of sales
House or store brand: 63.0%
Top 2 brands account for 67.9% of sales
Phat Panda: 7.7%
Top 30 brands account for 45.9% of sales
Concentrates
Raw Garden: 15.9%
Top 13 brands account for 51.2% of sales
House or store brand: 16.7%
Top 10 brands account for 51.8% of sales
Smokey Point Productions (SPP): 7.9%
Top 19 brands account for 50.8% of sales
Source: Headset
© 2021 MJBizDaily, a division of Anne Holland Ventures Inc.

Non-Flower Consumption; Branded Experience Products

Where the Most Desirable, Premium Cannabis Customers are Heading

Edibles: The *Transitional* Product to More Cannabis Consumers

- ✔ Expands consumption contexts
- ✔ Provides a real option for historically-resistant prospective cannabis consumers who won't smoke
- ✔ Environmentally compliant; no smoke, vapor, or lingering odor
- ✔ Ready to eat; longer-lasting effects
- ✔ Ideal consumption vehicle for craft-preferring, premium customers
- ✔ Discreet; convenient for traveling and indoor activities
- ✔ Enables private, discretionary consumption in non-private contexts



Adult-use Marijuana Retailer Sales
Year to Date Adult-use Marijuana Retailer
1/1/2022-9/25/2022 (YTD)
$1.08B
$112.8M Jan
$110.2M Feb
$120.3M Mar
$123.1M Apr
$120.9M May
$122.6M Jun
$132.5M Jul
$130.9M Aug
$104.2M Sep (To Date)
Adult-use Marijuana Retailer Last Week's Sales
9/20/2022-9/25/2022 (YTD)
$26.0M
Last Week's Sales by Day
$3.9M Tue 09/20
$3.7M Wed 09/21
$4.1M Thu 09/22
$5.5M Fri 09/23
$5.1M Sat 09/24
$3.7M Sun 09/25
Last Week's Sales by Product Categories
Buds $10,203,315
Vape Product $5,543,575
Raw Pre-Rolls
Infused (edible) $3,627,315
Concentrate (Each)
Shake/Trim (by strain) $366,417
Infused Pre-Rolls
Infused Beverage $239,308
Infused (non-edible)
Shake/Trim $76,681
Kief
Concentrate $54,822
Concentrate (Bulk)
Immature Plants $2,045
$2M $4M $6M $8M $10M $12M $14M
TOTAL



US Marijuana Retail Forecast
With new markets coming online and existing markets trending upwards, the legalized U.S. cannabis market is projected to surpass $30 billion in 2022.
Estimated annual growth
New markets are expected to drive more growth in the coming year.
27.7% 2021
29.3% 2022
Projected US sales
Annual sales are projected to top $30 billion in annual sales by 2022.
$18.5B 2021
$23.6B 2021
$30.5B 2022
Forecasts by product category
Flower will continue to dominate retail marijuana sales into 2022.
2020 2021 2022
Capsules $142M $171M $221M
Topicals $214M $240M $289M
Beverages $150M $236M $296M
Tinctures & Sublinguals $283M $292M $347M
Concentrates $1.9B $2.2B $2.8B
Pre-rolls $1.6B $2.2B $2.8B
Edibles $1.8B $2.3B $3B
Vape pens $3.8B $5.1B $6.5B
Flower $8.6B $10.9B $14.1B
Source: Headset
© 2021 MJBizDaily, a division of Anne Holland Ventures Inc.

Non-Flower Consumption; Branded Experience Products

Where the Most Desirable, Premium Cannabis Customers are Heading


U.S. Cannabis Sales Vs. Other Industries
Legal recreational & medical cannabis In 2025
$38.4B-$45.9B
Craft beer
$27.2B
Global opioids market
$26.0B
Legal recreational & medical cannabis In 2020
$16.9B-$20.0B
National Football League
$12.0B
Purdue Pharma opioid settlement (2020)
$8.3B
Police budget in NYC
$5.6B
Hard seltzer
$4.1B
OTC first aid
$1.6B
OTC sleep aids
$429M
Note: All data reported for 2020.
Source: NielsenIQ, Brewers Association, Consumer Healthcare Products Association, Grand View Research, Statista, Sports Business Journal, NPR
© 2021 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.


SunDrift
COME Drift WITH US.
HARD CANDIES




Mass. cannabis sales, by product
% of sales
Infused beverage 2%
Infused pre-roll 1%
Shake/trim 1%
Concentrate
5%
Vape product
14%
Edibles
18%
Buds
31%
Raw pre-rolls
28%
Note: For the week ending Oct. 3, 2021
Source: Massachusetts Cannabis Control Commission

Edibles Brand Landscape

SunDrift: Playful and Approachable, Yet Sophisticated and Wellness Oriented



Whimsical, Fun
Sleek, Lofty, Highbrow
Homey, Crafty, Approachable
Pragmatic, Utilitarian, Wellness
KIVA
MINDY'S
CHEF LED ARTISANAL EDIBLES
SunDrift
WYLD
DROPS
incredibles
Cheeba Chews
Freshly Baked
wana
SOUR GUMMIES
COAST
Flying Bon Bon
Betty's Eddies
EST. 2014
Lord Jones
1906
THE HEIRLOOM COLLECTIVE
Martha Stewart

= West Coast Brand

= National or CBD Brand

BREAK
PRODUCTS
THROUGH

Product Leadership Strategy

Defining the Category Differentials that Set Up Customer Expectations

Holistic → Full-spectrum oil that preserves all 80+ cannabinoids in the flower, not just THC or CBD.

Entourage Effect → Engineered synergy to bring the plant's unique therapeutic elements to life.

Premium → Uncommon utilization of full spectrum oil from which it is more difficult to produce product. Most others take the easier and cheaper route with THC or CBD distillates.

Balanced High → Not all highs are created or experienced equally. We deliver a uniformly balanced high via our holistic approach.

Distinctive Yet Secure Packaging → Premium grade, sustainable packaging with a glass jar and ash wood lid. A standout from the common plastic pill bottles or pouches of competitors.

A Full Spectrum Expression of the Plant


Borneol
Camphene
Δ-Carene
Bisabolol
Caryophyllene
Eucalyptol
Geraniol
Guaiol
Humulene
Limonene
Linalool
Myrcene
Nerolidol
ß-Pinene
Pinene
Phytol
Terpinolene
Tran-nerolidol
Valencene
Cannflavin A
Orientin
Apigenin
Isovitexin
Vitexin
Cannflavin B
Quercetin
Anthocyanins
Luteolin
Cannflavin C
Silymarin
ß-Sitosterol
Kaempferol
Terpenes
Flavonoids
Cannabinoids
CBCA
CBN
CBC
CBG
THCV
CBD
THC
CBGA
Δ^8-THC
CBDA
THCA
CBL
Δ^9-THC
The
Entourage Effect


CRAFT EDIBLES
SunDrift
FULL SPECTRUM

Competitors


DROPS
BEDTIME BETTY'S
incredibles
FRUIT
TARTS

GAME CHANGER: OUR KEY PRODUCT DIFFERENTIATOR

Nano Emulsification



Standard Oil
10% or less Absorption
Liposomal Microemulsion
100-1000 Nanometer
<20% Absorption
Nano-Sized Microemulsion
25 Nanometer (AVG)
>50% Absorption
Maximum Bioavailability



25 Nanometer (AVG)
Healed NYC™'s
Nanoemulsion
for Maximum Bioavailability
Superior
>50% Absorption
100-1000 Nanometer
Liposomal Microemulsion
(Competitor)
Only
<20% Absorption

REVOLUTIONARY

- Historically, ingesting cannabis orally had been in baked goods, candies, and other edibles containing fatty oils or butter.
- Cooking has been with oil-based cannabis concentrates or canna butter.
- Now nanotechnology enables a **higher potency** and **faster onset** at **lower doses** without oil or butter.
- The nanoparticle is the smallest particle achieved to date.
- Nano-emulsions are the most bioavailable and potent of **any THC product on the market**.

FAST ACTING

- Smaller particle sizes penetrate bodily tissues and are absorbed into the bloodstream, crossing the blood-brain barrier easier while retaining potency.
- Cannabinoids are absorbed quicker with sooner effect onset.

HOMOGENEOUS

- Nano emulsification better integrates cannabis oil into candies.
- More homogeneous distribution produces a **more consistent**, **predictable** consumer experience.

Our Launch Federally Trademarked Product

In-Market, On Its Way to Leading the Category

COME Drift WITH US.



HARD CANDIES
HARD CANDIES
HARD CANDIES
SunDrift



CRAFT EDIBLES
SunDrift
FULL SPECTRUM
CLASSIC BUTTERSCOTCH
20 SERVINGS
HARD CANDIES
~5mg THC
PER SERVING
CANNABIS-INFUSED

Hard Candies

- **Limited Competition**
  - ✔ Harder to produce
  - ✔ Highly effective as a wedge product for developing retailer relationships and as an initial entry into stores
- **Sublingual Effect**
  - ✔ Slow dissolving
  - ✔ Absorbed under the tongue
  - ✔ Fast-acting initial effect
- **Exceptional Flavor Richness and Palate Pleasing**
  - ✔ A satisfying candy first, with benefits
  - ✔ Not an effect mechanism 'retrofitted' to be eaten
  - ✔ Flavor spectrum lasts for minutes
  - ✔ Authentic tasting, recognizable flavor purity: Black Cherry, Summer Watermelon, Cinnamon, Classic Butterscotch

- *"SunDrift is the perfect high 11/10 times."*
  Consumer, Rebecca P
- *"I gave one to a friend who had a recent 'not great' edible experience and he said 'wow, that is the perfect edible high'."*
  Consumer, Jovan R

GROWTH
LEADERSHIP
STRATEGY

Leading Where the Industry is Heading

Manufacturing A Breakout Consumer Brand and Category Leader

Lean CPG Start-Up

- Lower capital expenses and overhead costs
- Fewer regulatory or operational hurdles to stall entry or drain capital/ROI
- Agile, smart tech operation w/some outsourced (distribution & sales ops)

Flexibility

- Dynamic innovation with ability to adapt and pivot
- Building leverageable assets, and a best-in-class execution team with a multi-disciplinary skill set

Brand Building

- From Massachusetts to regional brand, then national
- Category-defining leadership
- Sustainable customer model
- Aligning to accommodate consumer preferences; driving brand stickiness & loyalty

Scalability

- Not bound by brick and mortar; portability to other states, J ready
- Production economics via operations design, SOP, facilities utilization
- Building, equipment, license, brand (trademarked), & product IP

SunDrift is a minority, woman-owned business which achieved full licensing as a Product Manufacturing operation by the MA-CCC in just over a year.

"Love your cannabis infused hard candies. I found watermelon and cinnamon candies @ The Pass in Sheffield…"



Growth and Innovation Timeline

From Current Base of Retail Penetration to Massachusetts Market Leadership

2022

Q1 — Finalized Construction Build Out/Pre-Launch Prep
Completed facility, prepared for launch including a brand rollout at NECANN.

Q2 — **Received final manufacturing license** in May 2022.

Q3 — Commenced Operations
Began full scale production. Sales commenced in July. Secured position with nearly 10% of stores. Executed POS collaborations (pop-ups, in-store materials, budtender education).

Organizational Restructuring
Enhanced protection of the business assets and optimization of the tax structure.

Q4 — Innovation and Sales Ramp Up
Launched a 5-pack to drive trial at a value price point.
Amped up budtender incentives, conferences, sampling.
Accelerated distribution and brand activation plan.
Introduced nano-emulsifier to formula and began wrapping of individual candies.
Received Federal Trademark for SunDrift.

2023

Q1 — Built Distribution network and Operational Scale
Secured distribution partnership with Bask.
Arrival of more advanced tech including flow wrapper for accelerated production.
Exhibited at NECANN

Q2 — Dialed Up Sales & Marketing
Exhibited at MJUnpacked in NYC.
Billboard & Pride events in Boston.
Reached 50 accounts, 20% of stores.
Hired new Account Specialist.

Q3 — Product innovation
Launch benefits-focused products, including strawberry cream flavor for sleep (CBN & CBD).

Q4 — Product Portfolio Expansion
Introduce other product formats/
Launch seasonal flavors like peppermint, expand benefits-focused lines, including sore throat (menthol).

Begin Scaling to Other States
Focus first on the Northeast, with a potential New Jersey licensing deal in the works.



Retail Partner Strategy

Become a Preferred Supplier and Competitive Differentiator in Retailers' Success

SunDrift Craft Edibles Full Spectrum

1

Get in the store and into their inventory cycle.

No1 Building Relationships

- Connecting with dispensary owners, store and inventory managers, budtenders.
- Leveraging the skills of Bask distribution partner, sales consultant and rep.
- Combining in-market outreach activities with a macro-PR air cover campaign.

No2 Incentivizing In-Store

- Investing in promotions on-site to deepen retailer commitment and inject customer stickiness.
- Enrolling in-store brand ambassadors with customized win-win incentives.
- Knowing of, and responding to, the needs of retailer management.

2

Gain and hold mindshare; systematically execute a touch point lifecycle.

No3 Competitive Pricing & Margins

- Calibrate to evolving market conditions while maintaining a premium price point.
- Bundling promotional incentives without depleting retailer margin.
- Develop JVs with select retailers.
- Drive co-branded revenue spikes around events/assets.

No4 Always Fulfilling Orders

- Prioritizing velocity, thruput, fulfillment.
- Strong inventory supply, long-term contracts, uninterrupted fulfillment.
- Employing systems that hyper-monitor markets (Vulnerability Assessment) to pivot fast.

CALYX Berkshire Dispensary · Cape Cod Cannabis Est. 2018 · The Boston Garden 2021 · The Pass Berkshires · resinate we grow together · Smyth Cannabis Co. · Legal Greens · Bask Estd 2013 · Kapha · Salty Farmers Cape Cod, MA · enlite · Zahara Cannabis · NETA · Rebelle Cannabis Products Aim Higher · the budbus rollin' up everywhere · South Shore Buds · Campfire Cannabis · Liberty · High Hopes · 253 The Art of Cannabis

Retail Partner Strategy

Become a Preferred Supplier and Competitive Differentiator in Our Retailers' Success

- ✔ Help build dispensary consensus for premium pricing via exceptional products
- ✔ A store-by-store growth lever for retailers to secure the emerging segment of sophisticated and discretionary customers who resonate with premium value in cost and consumption experience
- ✔ Provide partners with a hedge against the fallout of less fulfilled customers who are left to consuming products derived from mass market, average-quality flower (an increasingly recognized dilemma in Massachusetts)
- ✔ A niche customer building vehicle and business sustainability assurance play against state saturation,
  where every retailer becomes indistinguishable from another (already underway in Massachusetts)



SunDrift is in three NETA stores, including Brookline.
Feedback from NETA management:
"Chris is the best brand ambassador/pop-up person we have had! He grabs everyone as they enter. There was a line in C-side and he brought the candy jars over to let folks sample, sharing info and price with them."


What's your favorite adult-use marijuana dispensary in Mass.?
United Cultivation 3.6%
Triple M 15.1%
Theory Wellness 1.0%
The Vault 1.4%
The Hempest Dispensary 1.0%
Temescal Wellness 1.3%
Seed, Jamaica Plain 3.0%
Pure Oasis, Dorchester 4.6%
Northeast Alternatives... 1.3%
NETA Brookline 5.4%
Nature's Remedy 3.8%
Alternative Therapies G... 1.4%
Ascend Wellness Holdin... 5.4%
Berkshire Roots, East B... 11.9%
beWell Organic Medicine 0.1%
Bud's Goods & Provisions 4.4%
CannaVana 1.8%
CommCan, Inc. 1.8%
Elevated Roots 3.4%
Gage Cannabis Co. 1.3%
Garden Remedies 3.5%

From Boston.com *(Boston Globe online)* recurring reader poll.

Where Are We Now?

50 Dispensaries Across Massachusetts and Growing after 1 Year in Market


DISPENSARY
BERKSHIRE
FRANKLIN
HAMPSHIRE
HAMPDEN
WORCESTER
MIDDLESEX
ESSEX
NORFOLK
(pt)
PLYMOUTH
BRISTOL
BARNSTABLE
DUKES
NANTUCKET



"I am wondering how and when I can get more candies, they seem to be the only product that helps my legs at night."

Winning With SunDrift in Mass

A Case Study: The Pass



The Stats

First Order Date: 7/1/23
Time in Store: 1 Year
# of Orders: 8
Avg Order Size: $2,835, 250+ Units
Avg Retail Units Sold/Day: 6+ Units

Success Drivers

All 8 SKUs (5pk @ $12; 20pk @$28)
Consistent Uninfused Candy Sampling
Impactful In-Store Display
Budtender Loyalty
Monthly Pop-Ups
Select Bundling Promos & Incentives

What This Means For 2024 in MA:

Latest Store Count: 50
EOY '23 Target Store Count: 100

If 25% Of Stores Mirror The Pass, 75% Keep Current Pace:

$100k / month
$1.2mm / year


FOR A FAST ACTING, BALANCED HIGH.
SunDrift
NANO • FULL SPECTRUM
CLASSIC BUTTERSCOTCH
HARD CANDIES
BLACK CHERRY
HARD CANDIES
DEEP CINNAMON
HARD CANDIES

Opportunities Beyond SunDrift in Mass

Expansion into other states & co-packing opportunities

"For me, SunDrift hard candies are my preferred way to consume cannabis, hands down."

Multi-State Expansion

Expand into other states via licensing leveraging SunDrift brand / hard candy SOPs

- ✔ Limited upfront capital expenditure
- ✔ Speed to market / first-mover advantage
- ✔ Focus on Northeast / emerging markets
- ✔ Advanced conversations currently underway for New Jersey
- ✔ Unique hard candy formula that is harder to manufacture but highly portable thanks to perfected SOP

Co-Packing in MA

While SunDrift brand scales, utilize existing facility, license, and resources to co-pack for other brands

- ✔ Optimize existing fixed assets
- ✔ Drive cash and profits for the business
- ✔ Multiple opportunities currently being evaluated, from straight co-packing to full joint venture partnerships
- ✔ Expected timing: late Q3 / early Q4 2023

OUR COMPETITIVE ASSETS

Facility, Infrastructure, Assets

Advanced Smart Tech Operations for Maximum Thruput and To-Market Velocity based in Sheffield, Mass.

"Just happened to find you @ The Pass in Sheffield and LOVE, LOVE, LOVE your hard candies!"









- Lease with an option to buy at a fixed purchase price
- 4,404 sq. ft. facility on 3 acres in the Berkshires
- 3,804 sq. ft. warehouse; 600 sq. ft. office
- Additional available lot for longer-term scaling
- Mass. cannabis manufacturing license currently valued at +$1M
- Smart tech-machinery installed and operational, value $250K

Facility, Infrastructure, Assets

Advanced Smart Tech Operations for Maximum Thruput and To-Market Velocity based in Sheffield, Mass.

"Stopped in to the dispo and the guy let me try out the cinnamon and it tasted great. Where else can I find these?"









Advanced Smart Tech Candy Machinery:

New tech now produces **350-400 individually wrapped candies** per min.; **20-25,000 per hour**. Equipped for next decade of production capacity.

OUR
ROI
FINANCIALS

Sales Revenue Forecast

$2.1M forecasted in 2024 through growth of SunDrift and co-packing opportunities in MA plus expansion to other states.

- Margins approaching 60% in MA as facility utilization improves
- Expansion to other states via licensing model to drive margins above 70%
- Innovative tax structure with established C-Corp holding company and LLCs underneath for each state, along with a services company (LLC) for non-plant touching activities.



Sales in Millions
$25
$20
$15
$10
$5
$0
0.08
0.394
2.12
3.49
6.1
9.52
12.66
16.1
19.86
2022
2023
2024
2025
2026
2027
2028
2029
2030

Gross Margin Trajectory

Steady increases driven by scale + expansion



80%
70%
60%
50%
40%
30%
20%
10%
0%
'23
'24
'25
'26
'27
'28
'29

FOUNDING LEADERSHIP TEAM



David Hollands
Co-Founder and Chief Product Officer

- Five years spent perfecting cannabis hard candy edibles as a home chef with a passion for creating original recipes.
- 30 years as a successful music producer and international DJ for leading night spots such as Twilo and CBGB gallery; ran his own record label, Minimal Wage.
- As corporate DJ and music consultant, worked with event producers and in-house corporate event planners.
- Has shared the stage with chart-topers such as Beyoncé, Kelly Clarkson, Aerosmith.
- Corporate clients included AT&T, McDonald's, Nintendo, Bank of America, Major League Baseball, Hyatt, T-Mobile, Clinton Global Initiative.
- BA, Ball State University

LinkedIn



Janine Yu
Co-Founder and Chief Operations Officer

- Ten years experience in luxury travel planning and sales, with core expertise in operations and logistics.
- Founder of 7 Archipelagos, a New York-based boutique luxury travel service in trip planning, industry content for travel providers, and new product and service development.
- Sales and Marketing Manager for Remote Lands, a bespoke tour operator in the ultra-luxury customized travel industry for experiences in Asia.
- Travel writer for a range of online media including DiscoverLuxury, BraveNewTraveler, Forbes Traveler, FamilyTravelForum plus The Philippine Star, SEAir InFlight magazine, Asian Spirit.
- MFA, The New School

LinkedIn



Jon Pollock
Co-Founder and Chief Business Officer

- Experienced entrepreneur with operations and business development expertise combined with a background in brand management, marketing, and finance.
- Founder & CEO at Ciao Andiamo, a boutique travel startup curating authentic, insider experiences throughout Italy spanning food, wine and culture.
- Since 2011, organized over 1,000 private adventures, small group tours, honeymoons and weddings with industry accolades from Conde Nast Traveler, The Huffington Post, and Travel+Leisure.
- Brand Manager of Activia at Dannon.
- Associate Finance Manager for Unilever.
- MBA, Harvard Business School

LinkedIn

Advisors



Nathan Whitehouse, Esq.

Co-Founder, Managing Member
Drifter Spirits

For SunDrift: Provides investment strategy and deal structuring guidance. Advises on general matters from the legal perspective and through an entrepreneur's lens working in a similarly regulated industry.

- Lawyer with expertise in investment strategy
- Entrepreneur for boutique spirits company
- Extensive experience working with clients in the alcbev industry
- JD: George Wash. Univ. Law

LinkedIn



Liam O'Brien, B.Sc.

Co-Founder and CMO
Fernway

For SunDrift: Helps navigate the dynamic Massachusetts retail landscape. Helps lead introductions and advises on sales, and marketing strategies to drive in-market thruput.

- Well-networked, experienced cannabis business owner and product development leader
- Extensive relationships across the cannabis ecosystem
- Expertise in all facets of cannabis product operations and to-market execution
- BA: New York University

LinkedIn



Blake Mensing, Esq.

Founder and Chief Counsel
The Mensing Group

For SunDrift: Licensing Process; Regulatory Compliance; General Resourcing.

- Recognized as Massachusetts top cannabis attorney
- 114 licenses with 100% success rate
- Cannabis entrepreneur with multiple ventures and contacts in the space
- JD: George Wash. Univ. Law

THE MENSING GROUP LLC



Art Stewart, MPM

Managing Partner
Strategic Impact Partners

For SunDrift: Strategic Advisory; Investor Relations.

- Specialized national boutique management consulting firm with deep roots in Massachusetts
- Distinguished team in cannabis, ESG/CSR, business growth and transformation
- 25 years of experience across more than 20 industries including startups; global relationship network
- MPM: McCourt School of Public Policy, Georgetown Univ.

Strategic Impact Partners
Own the Future.

IMPORTANT INFORMATION

The information contained in this presentation has been prepared by SD Enterprise, LLC ("the Company") and pertains to the business, operations, assets and prospects of the Company. The information contained in this presentation (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company, and (c) is not to be considered as a recommendation by the Company that any person make an investment in SD Enterprise, LLC. Other than as may be required by applicable laws, the Company is under no obligation to update any information included in this presentation. An investment in the securities of the Company is speculative and involves several risks. Other than as may be authorized by the Company upon request, this presentation may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. The Company takes no responsibility for, and provides no assurance as to the reliability of, any information that others may give readers of this presentation.

FORWARD-LOOKING INFORMATION AND RISK ACKNOWLEDGEMENTS

This document contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking information") with respect to the Company, including, but not limited to: information concerning the completion and timing expansion within Massachusetts, expectations regarding whether the contemplated expansions will be consummated, including whether conditions to the consummation of the proposed expansion will be satisfied and whether the proposed expansions will be completed on the current terms, the timing for completing the proposed expansion, expectations for the effects of the proposed expansions, including the potential number and location of factories and licenses to be acquired and markets to be entered into by the Company as a result of completing such proposed expansions, expectations regarding the markets to be entered into by the Company as a result of completing such proposed expansions, the ability of the Company to successfully achieve its business objectives as a result of completing the contemplated acquisition expansions, the revenue targets set forth in any Financial Projections documentation, estimates of future revenue (and the method by which such future revenue is generated), retail related forecasts as to the development and distribution of the Company's brand and products partners, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, financial position, operational or financial performance or achievements. Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", will", "projects", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events, results or conditions "may", "could", "would", "might" or "will" be taken, occur or be achieved. Except for statements of historical fact, information contained herein constitutes forward-looking information.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated expansions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; and the availability of third party servic providers and other inputs for the Company's operations. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive ar other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, financial position, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, financial position, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the ability to consummate the proposed expansions; the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions to the consummation of the proposed expansion on the proposed terms and schedule; the diversion of management time on the proposed expansion; risks relating to cannabis being illegal under US federal law and risks of federal enforcement actions related to cannabis; negative changes in the political environment or in the regulation of cannabis and the Company's business; risks relating to lack of banking providers and characterization of the Company's revenue as proceeds of crime as a result of anti-money laundering laws and regulation; the costs of compliance with and the risk of liability being imposed under the laws the Company operates under including environmental regulations; negative shifts in public opinion and perception of the cannabis industry and cannabis consumption; risks that service providers may suspend or withdraw services; the limited operating history of the Company; reliance on the expertise and judgement of senior management of the Company; increasing competition in the industry; risks related to financing activities, including leverage; risks related to the management of growth; risks inherent in an agricultural business; adverse agricultural conditions impacting cannabis yields; risks relating to rising energy costs; risks of product liability and other safety related liability as a result of usage of the Company's cannabis products; negative future research regarding safety and efficacy of cannabis and cannabis derived products; risk of shortages of or price increases in key inputs, suppliers and skilled labor; a lack of reliable data on the medical and adult-use cannabis industry; loss of intellectual property rights or protections; cybersecurity risks; constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; compliance with extensive government regulation; changes in general economic, business and political conditions, including changes in the financial markets. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking information is provided and made as of the date of this presentation and SD Enterprise, LLC does not undertake any obligation to revise or update any forward-looking information other than as required by applicable law.

MARKET DATA AND INDUSTRY FORECASTS

Market data and industry forecasts used in this presentation were obtained from government or other industry publications, various publicly available sources or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes that these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and have not been independently verified by the Company and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

CANNABIS-RELATED ACTIVITIES ARE ILLEGAL UNDER U.S. FEDERAL LAWS

The U.S. Federal Controlled Substances Act classifies “marijuana” as a Schedule I drug. Accordingly, cannabis-related activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis and cannabis products are illegal under U.S. federal law. Strict compliance with state and local laws with respect to cannabis will neither absolve the Company of liability under U.S. federal law, nor will it provide a defense to any federal prosecution which may be brought against the Company with respect to adult-use or recreational cannabis. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

For inquires, additional information, or to arrange an introductory conversation with principals, please contact:

Jonathan Pollock, *Co-Founder and Chief Business Officer*

jon@getsundrift.com / 917.623.5857